

July 24, 2015

<u>Via E-mail</u>
Mr. William H. Dengler, Jr.
Senior Vice President and General Counsel
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, Pennsylvania 19103

> **Re: Hill International, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed July 17, 2015**
> **File No. 001-33961**

Dear Mr. Dengler:

We have reviewed your filings and have the following comments.

Letter to Stockholders

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following type of statement as your belief and provide supplemental support for this particular statement with your response or in your amended filing:

    *   Bulldog Investors is "primarily interested in a fire-sale of the Company instead of allowing long-term investors to benefit from our strong financial performance."

2. Please clarify that the stated violation of SEC proxy rules related to the failure to file a preliminary proxy statement prior to filing a definitive proxy statement. In addition, to balance your revised disclosure, note that you similarly filed initial proxy materials in definitive form despite having notice that Bulldog Investors intended to present nominations and proposals at the 2015 annual meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Darrick M. Mix
        Duane Morris LLP